NEWS RELEASE

New York - AG	May 24, 2024
Toronto - FR
Frankfurt – FMV

First Majestic Announces Ticker Symbol Change on the Toronto Stock Exchange to “AG”

Vancouver, British Columbia, Canada - First Majestic Silver Corp. (NYSE:AG) (TSX:FR) (FSE:FMV) (the “Company” or “First Majestic”) is pleased to announce that effective as of market open Monday, May 27, 2024, First Majestic’s stock ticker symbol on the Toronto Stock Exchange (the “TSX”) will change from “FR” to “AG”.

As a result of this change, “AG” will now be the ticker symbol for First Majestic’s common shares listed in Canada on the TSX, and in the United States on the New York Stock Exchange (the “NYSE”), allowing for enhanced, harmonized brand alignment within the Canadian and United States capital markets. The Company’s ticker symbol on the Frankfurt Stock Exchange remains “FMV”.

No action is required by First Majestic’s shareholders in connection with this ticker symbol change. The CUSIP number for First Majestic’s common shares remains unchanged, and no steps need to be taken with respect to previously issued share certificates, as these are not affected by the symbol change.

About First Majestic

First Majestic is a publicly traded mining company focused on silver and gold production in Mexico and the United States. The Company presently owns and operates the San Dimas Silver/Gold Mine, the Santa Elena Silver/Gold Mine, and the La Encantada Silver Mine as well as a portfolio of development and exploration assets, including the Jerritt Canyon Gold project located in northeastern Nevada, U.S.A.

First Majestic is proud to own and operate its own minting facility, First Mint, LLC, and to offer a portion of its silver production for sale to the public. Bars, ingots, coins and medallions are available for purchase online at www.firstmint.com, at some of the lowest premiums available.

For further information, visit our website at www.firstmajestic.com. You can contact us by e-mail at info@firstmajestic.com, or by telephone at 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

“signed”

Keith Neumeyer, President & CEO

Cautionary Note Regarding Forward Looking Statements

This news release contains “forward‐looking information” and “forward-looking statements” under applicable Canadian and United States securities laws (collectively, “forward‐looking statements”). Forward-looking statements in this news release include, but are not limited to, statements with respect to: (i) the change to the Company’s ticker symbol on the TSX and the timing of such change. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause actual results to differ materially from those anticipated in these forward-looking statements are discussed in the section entitled “Description of the Business - Risk Factors” in the Company’s most recent Annual Information Form for the year ended December 31, 2023 filed with the Canadian securities regulatory authorities under the Company’s SEDAR+ profile at www.sedarplus.ca, and in the Company’s Annual Report on Form 40-F for the year ended December 31, 2023 filed with the United States Securities and Exchange Commission on EDGAR at www.sec.gov/edgar.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Accordingly, the reader is cautioned not to place undue reliance on forward-looking statements. Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims, other than as required by law, any obligation to update any forward-looking statements whether as a result of new information, results, future events, circumstances, or if management’s estimates or opinions should change, or otherwise.
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